Exhibit 99.1

Arrival Announces John Wozniak as Chief Financial Officer

Luxembourg, August 12, 2021 / Businesswire / - Arrival (NASDAQ: ARVL), pioneer of a unique new method of design and production of affordable electric vehicles (EVs) by local Microfactories, today announced it has appointed John Wozniak, former CVP of Finance Operations for Motorola Solutions, as Chief Financial Officer, effective August 23, 2021. John will be based out of the US and brings to Arrival extensive experience in corporate financial accounting, capital markets, and leading strategies in complex, global and growing businesses.

John will succeed Tim Holbrow, Arrival’s interim CFO, who will be continuing in a senior leadership finance role as SVP Strategic Finance. John will be responsible for leading Arrival’s finance organization and support Arrival’s expansion globally.

“I am thrilled to welcome John Wozniak to the Arrival team. While in a deputy CFO capacity, John previously led the core finance functions of a large scale public company, and has played a key role through its transformation and growth. His extensive track record is a strong fit for Arrival. We are very excited to have John join the team as we execute on our strategy to revolutionize the electric vehicle space,” said Denis Sverdlov, CEO and founder of Arrival. “I would also like to thank Tim Holbrow for his expertise and hard work during our transition from a private to public company. Tim’s contribution to date has been invaluable and he will continue to play an integral senior role focussed on strategic finance and growth activities.”

“This is a tremendous time to join Arrival,” said John Wozniak. “I believe the Company’s unique method and technologies will have a huge impact in accelerating the transition to zero-emissions vehicles globally. I look forward to being a part of this talented leadership team, and contributing to the Company’s unique mission and momentum.”

John brings over 25 years of experience in financial operations and public accounting, including extensive leadership experience from his 18-year tenure at Motorola Solutions. At Motorola, John most recently served as Corporate Vice President, Finance Operations and served for eight years as its Chief Accounting Officer. Through his tenure, he played a key role in Motorola’s transition from the legacy $40+ billion revenue company with seven divisions to the more profitable and agile $8 billion Motorola Solutions business of today that serves 100,000 customers in 100+ countries. Prior to Motorola Solutions, John worked in both the Audit Practice and National Office of Arthur Andersen.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions—produced by local Microfactories. Six years and over 2,000 people later, we are leading the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before.

Our in-house technologies enable our radical new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company—all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg.

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